UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2026

Commission File Number 001-34837

MAKEMYTRIP LIMITED

(Translation of registrant’s name into English)

19th Floor, Building No. 5

DLF Cyber City

Gurugram, India, 122002

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Other Events

Unaudited Business and Financial Highlights for the quarter and year ended March 31, 2026

On May 19, 2026, MakeMyTrip Limited (“MakeMyTrip”) issued a press release announcing its unaudited business and financial highlights for the fourth quarter of fiscal 2026 (i.e. quarter ended March 31, 2026) and for the full fiscal year of 2026 (i.e. year ended March 31, 2026). A copy of the press release dated May 19, 2026 is attached hereto as Exhibit 99.1.

Exhibit

99.1	Press release by MakeMyTrip Limited dated May 19, 2026.

EXHIBIT INDEX

99.1	Press release by MakeMyTrip Limited dated May 19, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19, 2026

MAKEMYTRIP LIMITED

By:	/s/ Rajesh Magow
Name:	Rajesh Magow
Title:	Group Chief Executive Officer